SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, June 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza sends information regarding the General Shareholders's Meeting, which will take place on 27th and 28th of June, at first and second hearing respectively, filed with C.N.M.V. dated on 10/06/02.

EXHIBIT 2.- The Board of Directors of TELE PIZZA, S.A., at its meeting held on 28th May 2002, decided to summon a General Shareholder's Metting, on 27th and 28th of June, at first and second hearing respectively, filed with C.N.M.V. dated on 07/06/02.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

7/12

Spanish Exchange Commission
Paseo de la castellana 19
MADRID

ATT: D. Antonio Mas Sirvent

Madrid 7th June 2002

Dear Sirs,

We enclose, hereby, the documents in relation to the next General Shareholder's Meeting (the agenda was submitted yesterday). This documentation is available, for the Shareholders who request it,at the company's registered address.

1.- Complete text of the Annual Accounts (Balance Sheets, Profit and Loss Account and Report) and Management Report applied to the 2001 financial year with respect to the Company and its Consolidated Group, as well as the corresponding reports from the Accounts Auditor (First Point of the Agenda).

2.- Administrators' Reports and Accounts Auditor Report, with respect to the authorisation and delegation made to the Board of Directors in order to issue convertible and/or exchangeable bonds (Fourth Point of the Agenda).

3.-Administrators' Report with regard to the proposal of modification of the Articles of Association, article number 2, regarding the change of the Registered Office Address (Fifth Point of the Agenda)

Please do not hesitate to contact us if you require further information

Yours Faithfully,

D. Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of Tele Pizza, S.A.

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 10/ 06/ 2002 **Outstanding fact number 35920**

The Company submits information regarding the General Shareholders´ Meeting, which will take place on 27th and 28th of June, at first and second hearing respectively.

REPORT OF THE ADMINISTRATORS TO THE BOARD OF SHAREHOLDERS OVER THE PROPOSAL OF THE ISSUE OF FIXED INTEREST SECURITIES CONVERTIBLE AND/OR EXCHANGEABLE FOR SHARES OF THE SOCIETY ITSELF, WITH EXCLUSION OF THE RIGHT OF PREFERENTIAL SUBSCRIPTION.

Madrid, on May 28th, 2002

The current report is made according to as it is envisaged in the articles 159 and 292 of the Law of Limited Companies.

The liquidity and size of the international financial markets make it advisable to TELE PIZZA, S.A. to attract founds in such markets, thus allowing to obtain specially favorable conditions and high funding rates.

The international markets, characterized by the volatility of their prices and the swiftness of the operations, nevertheless, force to enable TELE PIZZA, S.A. with the neccesary flexibility to determine the right moment for the issue of the securities (difficult to establish in advance) and to be able to act with the neccesary celerity and agility in the accomplishment of the above mentioned issue and in its placement in the shortest possible time, thus avoiding the limitations that the right of preferential subscription in the terms the regulation to apply represents.

For all this and taking into account that the issue aims at the foreign markets, ir is requested the exclusion of the preferential subscription right in the raise of fixed interest securities convertible and/or exchangeable, which are the object of the proposed issue.

Likewise and bearing in mind the uncertainty with regard to the moment in which the right conditions in the international financial markets will turn up, it is proposed to delegate in the Administrative Board in order to be able to fix the dates of the fulfillment of the issue agreement and of other conditions, which are not set by the Board itself within a year period, as well as to develop the bases and ways of conversion and to fix and to precise the terms not foreseen in them.

The former Board of Shareholders, from June 22nd, 2001, endorsed the issue of fixed interest securities convertible and/or exchangeable for shares of the society itself, with exclusion to the preferential subscription right, in the same conditions proposed in the current report for its endorsement at the next Board of Shareholder, that is to say, by means of the delegation in the Administrative Board. The Administrative Board has not made use of the above mentioned delegation (which was for the period of one year from its approval).

Finally, and in accordance with the Law of Limited Companies, the bases and ways of the conversion of the current issue are transcribed, as well as the social capital raise in the necessary amount to attend it.

BASES AND WAYS OF THE ISSUE AND CONVERSION AND/OR EXCHANGE OF FIXED INTEREST SECURITIES, CONVERTIBLE AND/OR EXCHANGEABLE INTO SHARES OF TELE PIZZA, S.A. WITH EXCLUSION OF THE RIGHT OF PREFERENTIAL SUBSCRIPTION.

1) Object of the issue.

Up to a maximum of 1.000.000 of fixed interest securities of a minimum of 100 Euros of nominal value convertible and/or exchangeable into shares of TELE PIZZA, S.A. The securities to be issued under this agreement will be represented by titles or by entries in the account, according to the legislation in force at any moment.

2) Amount of the issue.

The issue will not exceed the amount of 100.000.000 Euros or its equivalent in another currency, in any case, abiding the limit set by the article 282 of the Law of Limited Companies.

3) Dates of fulfillment of the agreement of issue.

They will be determined by the Adminstrative Board, which only will be able to adopt the corresponding agreement within a year period.

4) Type of Issue and nominal value.

The issue of the securities will be in parity, being its nominal value not inferior to the nominal value of the shares.

5) Type of interest rate. Reckonable periods. Payment of coupons.

The ones determined by the Administrative Board depending on the market conditions.

6) Maturity and reimbursement.

The issue will be amortizable, and the Administrative Board will determine the term, the date of maturity and the type of reimbursement.

7) Conversion and/or exchange.

The issued securities will be convertible into shares of new issue of TELE PIZZA, S.A., and/or exchangeable for shares in circulation of the society, remaining the Administrative Board entitled to determine if they are convertible and/or exchangeable, as well as to determine if they are neccesarily or voluntarily convertible and/or exchangeable, and in case they are voluntary, to option of the holder or of the issuer, with the periodicity and during the term established by the Board in the corresponding agreement and that will not exceed the period of seven years counted since the date of issue.

The Administrative Board will be able to rule out that the issuer is entitled to opt at any moment between the conversion in new shares or is exchange for circulating shares, thus concreting the nature of the shares to be delivered at the time of carying out the conversion or exchange, being able even to opt to hand over a combination of shares of new emission with already preexisting shares. In any case, the issuer will have to respect the equality among all the holders of the fixed interest securities, who convert and/or exchange at the same date.

To conversion and/or exchange effects, the fixed interest securities will be valued by their nominal amount and the shares at the fixed rate established in the agreement of the Administrative Board or to the determinable rate in the dates envisaged in the agreement of the Board itself and in terms of the value of the shares of TELE PIZZA, S.A. in the stock exchange, in the dates or periods taken as a reference in the same agreement, with or without discount, and in any case with the minimal value of its average quote in the ten (10) days prior to the opening date of the subscription period of the values and a maximum of 200% of the above mentioned quote. In no case the value will be inferior than the nominal one.

The fractions of share will be fixed by default and every holder will receive in cash the difference that might occur while converting/exchanging their values of fixed interest securities into shares.

The Administrative Board will be able to rule out that the issuer is entitled to opt between the handing out of the new shares and/or preexisting shares or handing out a certain amount in cash which will be determined, in general terms, by the Board itself at the time of the issue, when the date of conversion and/or exchange arrives.

8) Preferential subscription right in capital raise and in emission of convertible values.

If before the conversion of the values into shares, capital raise together with the issue of new ordinary or provileged shares, or issue of convertible values of the issue(s) already taking place will have preferential proportional subscription right to the nominal value of the shares that would correspond them in case the conversion of the values takes place at this moment at the rate envisaged for itself, all this in accordance with the articles 158 and 293 of the Law of Limited Companies, except that the Shareholders Board, decides the total or partial exclusion of convertible obligations, as required in the article 159 of the Law of Limited Companies in force.

9) Antidilution clause.

If before the conversion of the values into shares a capital raise takes place with charge to the reserves or a capital decrease for losses, the relation of exchange of the values for shares will be modified, in proportion to the volume of the increase or decrease the way it affects the shareholders and the holders of the convertible values equally.

10) Exclusion of the preferential subscription right.

On behalf of the social interest the preferential right of the shareholders and in its case of the holders of other convertible obligations that can be issued, to subscribe the representative values of this emission is excluded

11) Unions of the holders of the values.

Unions of the holders of the values will be constituted, in accordance with the article 295 of the Law of Limited Liability Companies and 313 of the Regulation of the Mercantile Registry, being appointed by the Board titular and substitute Provisional Supervisory Director, until the first assembly of the union is held.

12) Guaranties.

The Administrative Board will determine if the issue, which in any case, will count with the guarantee of the universal heritage of the Entity, besides it is guaranteed and specially by means of some of the forms envisaged in the article 284.1 of the Law of Limited Companies.

13) Order of collocation.

The Administrative Board will determine if the issue has a subordinate characteristic or not. In case it does not have it, will be available as it is stated in the article 282 of the Law of Limited Companies.

14) Capital raise.

As it is envisaged in the article 292 of the Law of Limited Companies, one comes to terms to raise the share capital in the neccesary amount to attend to the conversion of the values of fixed interest securities object of the current issue, delegating powers to the Administrative Board in order to carry out the necessary implementation to meet the requirements of conversion.

As it is established in the article 159.2 of the Law of Limited Companies, there will no be place to preferential subscription right in the application of the resulting capital of the conversion of values into shares.

15) Modification of the social statutes.

The Administrative Board will be entitled to modify the article 5° of the Social Statutes regarding the social capital, after the application of the resulting capital of the conversion of the values into shares.

16) Powers of the Administrative Board.

The Administrative Board is entitled largely to implement the agreements on the issue of convertible values endorsed by the General Board, in order to be able to carry out the emission of the convertible values into shares of TELE PIZZA, S.A., thus developing the current bases and ways of the issue and conversion and fixing and concreting the extreme cases not envisaged in them.

17) Audit Report.

The Report of the Auditors of TELE PIZZA, S.A. about the annual accounts corresponding to the last period and about the exclusion of the preferential subscription right are reproduced literally in the attachment to this Report.

18) Data of the Issuing Entity:

Denomination:	TELE PIZZA, S.A.
Company address:	C/ Azalea, 1 (Soto de la Moraleja-Alcobendas-Madrid)
Share capital:	Capital that appears in the Registry: 6.707.922 Euros.
Corporate purpose:	The Society objectives:

a) The accomplishment of economic studies.
b) The promotion of sales of all kinds of products on their own or via third persons, including mailing.
c) The manufacturing, distribution and marketing of all kinds of products prepared for human consumption, on their own or via third persons.
d) The renting of machinery and pieces of equipment to third persons.
e) Import and exports of products and raw materials of all kinds.
f) The activities that combine the social purpose can be developed totally or partially in indirect way by the society, in any of the acceptable forms envisaged by Law and, in particular, by means of ownership of the shares or of participations with identical or analogous objective.

TEXT OF THE PORPOSAL OF THE ADMINISTRATIVE BOARD

The Administrative board proposes to the Board of Shareholders:

1.- To issue up to 100.000.000,- of Euros or its equivalent one in another currency, in fixed interest securities convertible into shares of new issue of entity itself, in accordance with the bases and ways of conversion which are indicated, and/or exchangeable for shares of TELE PIZZA, S.A. already preexisting, delegating in the Board the powers necessary for its implementation.

By using this delegation of powers and as a merely declarative title, not limitative, the Administrative Board will be able to implement and determine the volume of the issue, always within the declared quantitative limit; the place of issue, -foreign country- and the currency, and in case it is foreing, its equivalence in pesetas or in its case, in Euros; the denomination, either they are bonds or obligations, even subordinated or anyone other one admitted by the Law; the dates of issue; the number of values and its nominal value, which should not be inferior than the nominal one of the shares; the interest rate, dates and procedures of payment of the coupon; the amortizable characteristic, and the term of amortization and the date of maturity; the type of reimbursement, premiums and lots; the guarantees; the form of representation, by means of titles or entries in the account; applicable legislation; and, in general, any other condition of the issue, as well as, in its case, to appoint the Supervisory Director and endorse the fundamental rules which are to guide the legal relations between TELE PIZZA, S.A. and the Union of the Holders of the values that are issued.

Conversion and/or exchange: the values that are issued due to this delegation of powers will be convertible into new shares of TELE PIZZA, S.A. and/or exchangeable for shares in circulation of the Entity itself, remaining the Administrative Board entitled to determine whether they are convertible and/or exchangeable, as well as to determine if they are necessarily and voluntarily convertible and/or exchangeable, and in case they are voluntary, it will be up to the holder of the values or to the issuer, as the property or during the term that is established in the agreement of implementation and that can not exceed seven (7) years counted since the date of the issue.

Also the Board will be able to establish that the issuer will keep theright to opt in every moment between the conversion into new shares or their exchange for the shares in circulation, thus concreting the nature of the shares to be handed at the time of carrying out the conversion or exchange, being able even to opt to hand over a combination of shares of new issue with the shares aready preexisting. In any case, the issuer will have to respect the fairness of treatment among all the holders of the fixed interest securities who convert and/or exchange in the same date.

To the effects of the conversion and/or exchange, the fixed interest securities will be valued by their nominal amount and the fixed rate shares, determined in the agreement of the Administrative Board, being the minimum limit that their average quote in the ten (10) days prior to the opening date of the subscription period of the values and the maximum one of 200% of the above mentioned quote.

The fractions of share will be settled by default and every holder will receive the difference in cash, which may be generated after having converted/exchanged their fixed interest securities into shares.

The Administrative Board will be able to establish that the issuer keeps the to opt between handing out new shares and/or already preexinting or handing out an amount in cash, which in general terms, will be determined by the Board itself, at the moment of realization of the issue, when the date of conversion and/or exchange arrives.

While the issue and/or exchange into shares of the values of fixed interest securities that can be issued are possible, the same ones will have as many rights as the current legislation admits and above all those relating to the preferential right of subscription and antidilution clause in the legal assumptions, with exception that the General Board, should decide the total or partial exclusion of the right of preferential subscription of the shareholders and of the holders of convertible obligations, as required by the article 159 of the Law of Limited Companies in force.

Exclusion of the right of preferential subscription: on behalf of the social interest and in consideration of the reasons exposed in this report of the Administrators, the right of preferential subscription of the shareholders is excluded and, in its case, of the holders of the convertible obligations which can be emitted, to subscribe to the representative values of this issue.

2.- The Administrative Board is entitled to develop the indicated bases and ways of the conversion, to fix and to concrete the extreme cases not foreseen in them.

3.- The General Board should raise the social capital to facilitate the conversion into actions of the fixed interest securities, which can be issued, enabling the Board itself to fix the maximum amount of increase according to what has been previously foreseen as to the rate of the conversion; and with regard to such an increase of the capital so as to enable the Administrative Board to issue and to put into circulation, one or several times, the representative shares of them, which will be necessary to carry out the conversion, giving authorization equally to give new draft to the 5th article of the social Statutes, relative to the social capital and, in its case, in order to cancel the part of capital increase which would not be necessary for the conversion into shares, being the above mentioned subscription incomplete.

The current report has been worked out and endorsed by the Administrators in the session of Administrative Board held on May 28th, 2002, result signed by its President and Secreatary.

THE PRESIDENT
D. Pedro Ballvé Lantero

THE SECRETARY
D. Javier Gaspar Pardo de Andrade

REPORT OF BOARD OF DIRECTORS WITH REGARD TO THE PROPOSAL OF MODIFICATION OF ARTICLES OF ASSOCIATION OF TELE PIZZA S.A. AS IN PROPOSED RESOLUTION NUMBER SIX OF THE NEXT SHAREHOLDERS MEETING.

Spanish Public Limited Companies act art 144 states that, with any modification made on the memorandum of association and articles of association, the board of directors should produce a report to justify such change.

Proposed resolution number six of the next Shareholders Meeting involves such statutory modification. Thus, this report is hereby issued in order to justify it.

This modification relates to company's article number 2 whereby the new registered office address of Tele Pizza SA will be changed to c/ Isla Graciosa n 7 28700 San Sebastian de los Reyes(Madrid) with immediate effect after approval.

Tele Pizza SA has its company registered address at company's head-office which has been occupied under lease contract. In the last few months, a new office building has been under construction on the above address with the purpose of becoming new company registered address. On January 2002, it was sold to Commerz Grundbesitz Spezialfondsgesellschaft GmbH under a sell to rent back agreement with the intention to utilise it as head-office. The move will take place within the next few weeks.

Due to this fact, the approval of the modified company article n 2 will be proposed to the next general shareholders meeting with the following wording:

Art No 2 – Company Registered Address

1. The company registered address is c/ Isla Graciosa n 7 28700 San Sebastian de los Reyes(Madrid).
2. The Board of Directors will have the capacity to decide the change of company registered address within Madrid county. At the same time and when considered necessary the board of directors will be able to establish agencies, branches or delegations in the Spanish territory as well as overseas.

The current report has been produced and approved by the Board of Directors at its meeting on May 28th 2002 and hereby dully signed by its Chairman and Secretary.

Chairman
D. Pedro Ballvé Lantero

Secretary
D. Javier Gaspar Pardo de Andrade.

SPECIAL REPORT ON ISSUE
OF FIXED INTEREST SECURITIES, CONVERTIBLE
AND/OR EXCHANGEABLE FOR SHARES,
IN THE ASSUMPTION OF THE ARTICLE 292
OF THE REVISED TEXT OF THE
LAW OF LIMITED COMPANIES

TELE PIZZA, S.A.

SPECIAL REPORT ON ISSUE OF FIXED INTEREST SECURITIES, CONVERTIBLE AND/OR EXCHANGEABLE FOR SHARES, IN THE ASSUPTION OF THE ARTICLE 292 OF THE REVISED TEXT OF THE LAW OF LIMITED COMPANIES.

To the General Board of Shareholders of TELE PIZZA, S.A.

To the purpose foreseen in the article 292 of the Revised Text of the Law of Limited Companies, we emit the current Special Report about the offer of fixed interest securities convertible and/or exchangeable into shares, from May, 28th 2002, which the Administrators present and whose objective is not the accomplishment of a concrete issue of convertible values of fixed interest securities but the delegation to the Administrative Board of the power to come to terms about the above mentioned issue.

The purpose of our work is not as much to certify the value of issue or conversion of fixed interest securities, but exclusively to demosntrate, in application of the procedures established in the Technical Norm of elaboration of special reports on the Issue of Convertible Obligations in the assumption of the article 292 of the Revised Text of the Law of Limited Companies, if the report drafted by the Administrators of TELE PIZZA, S.A. contains the required, compiled information, in the mentioned Norm, which includes the explanation of the bases and ways of the conversion.

On the basis of the wook fulfilled with the scope described in the previous paragraph, the attached Report drafted by the Administrators of TELE PIZZA, S.A.:

a) It contains, in general terms, the bases and ways of the issue and conversion which should be applied in the different issues and which the Administrative Board would agree with.

b) It establishes, according to the applicable regulation in force and for the delegation of power to agree about the issues.

   - that the maximum common amount should not exceed the sum of the spent capital plus the existing reserves,

   - that the issue of the values should be in parity, being its nominal value not inferior than the nominal value of the shares,

   - to raise social capital in the necessary amount to meet the requirements of the conversion.

c) It does not include, provided that its purpose is not the accomplishment of a concrete issue of convertible fixed interest securities, the specific information necessary for an issue of fixed interest securities such as:

- the conditions of issue and the date and terms in which the subscription should be open,

- the nominal value, interest, maturities and premiums and costs of the values of fixed interest securities, if there are any,

- the total amount and the series of the values that should be launched in the market,

- the guarantees of the issue,

- the fundamental rules that have to abide the legal relations between the Society and the Bondholders Union and the characteristics of this one,

- the longest term and the different opportunities,

- Literal reproduction of the Auditor's Report on the last Balance Sheets approved by the Society

- information about possible later significant facts.

d) The Report prepared by the Administrators excludes the right of preferential subscription of the shareholders and in some cases the holders of other convertible fixed interest securities. The above mentioned Report aims at delegating in the Administrative Board the establishment of the dates, ways and conditions of the conversion of the above mentioned securities, so the current Special Report does not refer to the adequity of the conditions that will be determined in the future.

This Special report has been prepared only for the purpose foreseen in the article 292 of the Revised Text of the Law of Limited Companies, and must not be used for any other purpose.

KPMG AUDITORS

José Ignacio Leivar Aragón

Madrid, on June, 5th , 2002

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 07/06/2002 **Outstanding fact number 35892**

- The Board of Directors of TELE PIZZA, S.A., at its meeting held on 28th May 2002, decided to summon a General Shareholders' Meeting, on 27th and 28th of June, at first and second hearing respectively.

TELE PIZZA, S.A.
GENERAL SHAREHOLDERS MEETING

The Board of Directors of TELE PIZZA, S.A., at its meeting held on 28th May 2002, decided to summon a General Shareholders' Meeting at the Teatro Auditorio Ciudad de Alcobendas, C/ Blas de Otero, nº 4, 28100- Alcobendas (Madrid) on **28th June 2002, at 12:00 hours** at a second hearing, since it is not foreseen that the necessary quorum shall be present for a first hearing, to be held on 27 June 2002, at 12:00 h., at the same place, in order to discuss and adopt the necessary agreements regarding the following:

Agenda

First. - The examination and approval, if applicable, of the Annual Accounts (Balance Sheet, Profit and Loss Account and Note to the Financial Statements) and the Management Report, proposal for the Distribution of Earnings and Review of Operations for the financial year ending December 31, 2001, for both the Company and the Consolidated Group.

Second. - Ratification and re-election of Board Members.

Third. – The authorisation for the repurchase of own shares in accordance with Article 75 and other applicable provisions of the Spanish Limited Companies Act, thereby cancelling for the period of five months and twenty four days not yet elapsed the sixth resolution adopted by the Ordinary General Shareholders' Meeting of June 22, 2001.

Fourth. – To authorise the Board of Directors to issue bonds convertible into and/or exchangeable for shares in the company not carrying pre-emptive rights, to approve the rules for their placement and to delegate their execution to the Board of Directors. To establish the terms and conditions of conversion and/or exchange, the rate of the issue being at least par, and the value of the new shares for the purposes of the conversion, or of the pre-existing shares for the purposes of the exchange, will be at least the average share price of the ten days prior to the date of opening of the share subscription period, and at most 200% of the same share price, and under no circumstances lower than the nominal value of the shares. To approve the resolution for the capital increase and to delegate to the Board of Directors the exact powers needed for its full execution, in accordance with and within the limits provided in Article 153.1 a) and all other applicable provisions of the Spanish Limited Companies Act, and for the execution of the present resolution up to its registration in the corresponding records. Validity of the issue, albeit incomplete, shall be in accordance with article 161 of the Spanish Limited Companies Act. To issue powers to the Board of Directors to modify article 5 of the Articles of Association in accordance with article 153.2 of the Spanish Limited Companies Act, to conform to the possible resulting new share capital figure.

Fifth.- Modification of the article nº 2 of the Articles of Association, article number 2, regarding the change of the Registered Office Address.

Sixth. - The delegation of powers to the Board of Directors to formalise, enrol, execute, rectify and interpret the resolutions approved by the Ordinary General Shareholders' Meeting.

Seventh. – Petitions and queries.

RIGHT OF INFORMATION.

The Shareholders are entitled to examine the following documents, at the company's registered address located in c/ Azalea, 1, El Soto de la Moraleja, Alcobendas, 28109 Madrid, and are entitled to request the presentation or free delivery of a copy of the same:

1.- Complete text of the Annual Accounts (Balance Sheets, Profit and Loss Account and Report) and Management Report applied to the 2001 financial year with respect to the Company and its Consolidated Group, as well as the corresponding reports from the Accounts Auditor (First Point of the Agenda).

2.- Administrators' Reports and Accounts Auditor Report, with respect to the authorisation and delegation made to the Board of Directors in order to issue convertible and/or exchangeable bonds (Fourth Point of the Agenda).

3.- Administrators' Report with regard to the proposal of modification of the Articles of Association, article number 2, regarding the change of the Registered Office Address (Fifth Point of the Agenda)

RIGHT OF ATTENDANCE AND REPRESENTATION.

Any Shareholders who, at least five days prior to the date pointed out for the first hearing of the Meeting, are recorded in the detailed files of any company belonging to the Servicio de Compensación y Liquidación de Valores (Equity Clearing and Liquidation Service), may exercise their right of attendance or delegate their vote. As a result, the Shareholders shall attend the General Meeting with the corresponding attendance card, issued by the entity at which they are registered, or may prove their shareholder status by any other means provided in the by-laws and in current law.

Any Shareholders not present at the General Meeting may be represented at the same by another person, even if not a shareholder, by complying with the requirements and formalities provided in the law. Any documents recording the corresponding representation or delegation for the Meeting shall contain instructions on how to vote, it being understood that if said instructions are not followed, the representative shall vote in favour of the proposed resolutions presented by the Board of Directors.

PRESENCE OF A NOTARY PUBLIC.

Pursuant to Article 114 of the Spanish Companies' Law and Article 101 *et seq* of the Mercantile Registry Regulations, the Board of Directors agreed to request a minutes of the Meeting to be raised before the Notary in Madrid, Mr. Jesús Alejandre Alberruche and, if unable to attend, before another Notary from the same Association acting in his place.

HOLDING THE MEETING AT A SECOND HEARING.

Although the present announcement foresees two hearings, pursuant to the Revised Version of the Spanish Companies' Law, the Board of Directors hereby reminds the Shareholders, for the purposes of avoiding any unnecessary inconvenience, that since it is likely that the meeting shall not be held at a first summons due to the absence of the corresponding attendance quorum provided in the law and in the by-laws, the Meeting shall most likely be held **AT A SECOND HEARING, ON 28th JUNE 2002, AT 12:00 HOURS, AT THE PLACE MENTIONED *UT SUPRA*.**

NOTE

In order to provide the shareholders with a gift, the company hereby informs that the same may be collected, by presenting an attendance card, on 24th, 25th and 26th June 2002, between 10:00 and 14:00, and between 16:00 and 18:00 hours, at the company's registered address. Gifts shall be delivered on the day and at the place the General Meeting is held, between 11:00 and 12:00 hours.

In Madrid on 5th June 2002.
The Secretary of the Board of Directors
Mr. Javier Gaspar Pardo de Andrade

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts and Directors' Report

31 December 2001

(With Auditors' Report Thereon)

(Translation from the original in Spanish)

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

31 December 2001 and 2000

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

Assets	2001	2000
Fixed assets		
Establishment costs (note 4)	2,454	4,936
Intangible assets (note 5)	18,788	24,719
Tangible assets (note 6)	133,496	133,227
Investments (note 7)	13,293	6,444
Long-term trade debtors (note 11)	12,381	-
Parent company shares (note 8)	13,529	19,558
	193,941	188,884
Goodwill on consolidation (note 9)	24,212	25,715
Deferred expenses	715	789
Current assets		
Stocks (note 10)	12,137	12,783
Debtors (note 11)	49,025	43,423
Short-term investments (note 12)	3,463	6,050
Cash in hand and at banks	5,382	5,878
Prepayments	1,787	776
	71,794	68,910
	290,662	284,298

Shareholders' Equity and Liabilities	2001	2000
Shareholders' equity (note 13)		
Share capital	6,708	6,708
Parent company reserves	67,275	67,447
Reserves in consolidated companies	14,006	8,852
Profit for the year attributable to Parent company (note 23)	5,128	5,044
	93,117	88,051
Minority interests (note 14)	2,530	3,025
Negative consolidation differences (note 15)	408	408
Deferred income (note 6)	812	1,277
Provision for liabilities and charges (note 16)	2,858	5,579
Long-term creditors (note 17)	68,499	80,255
Current liabilities		
Loans (note 18)	72,716	59,032
Trade creditors	34,053	34,711
Other creditors (note 19)	14,427	10,741
Trade provisions	430	-
Accruals	812	1,219
	122,438	105,703
	290,662	284,298

The accompanying notes form an integral part of the consolidated annual accounts for 2001.

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
for the years ended
31 December 2001 and 2000
(Expressed in thousands of Euros)
(Translation from the original in Spanish)

Expenses	2001	2000
Operating expenses		
Materials consumed (note 10)	92,542	94,172
Personnel expenses (note 22)	109,980	116,166
Amortisation and depreciation (notes 4, 5 and 6)	20,436	19,961
Changes in trade provisions (note 10)	(434)	-
Other operating expenses	87,601	83,316
Total operating expenses	310,125	313,615
Operating profit	32,727	31,744
Financial expenses		
Interest and similar expenses	7,640	5,872
Share in losses of equity accounted companies (note 7)	2,338	297
Amortisation of goodwill on consolidation (note 9)	1,496	1,475
Profit on ordinary activities	24,215	25,608
Extraordinary losses and expenses		
Change in provisions for tangible and intangible assets (notes 5 and 6)	1,857	-
Change in provision for Parent company shares (note 8)	6,029	-
Losses on fixed assets	5,321	14,549
Extraordinary expenses	7,194	8,501
Prior years' losses and expenses	4,023	-
Total extraordinary losses and expenses	24,424	23,050
Consolidated profit before income tax	5,430	11,429
Income tax (note 20)	366	5,633
Consolidated profit for the year	5,064	5,796
Profit attributable to minority interests (note 14)	(64)	752
Profit for the year attributable to parent company	5,128	5,044

Income	2001	2000
Operating income		
Net sales (note 21)	328,216	335,242
Other operating income	14,636	10,117
Total operating income	342,852	345,359
Financial income		
Other interest and similar income	2,962	517
Net financial expenses	4,678	5,355
Reversion of negative consolidation differences	-	991
Extraordinary profit and income		
Profit on disposal of fixed assets	179	5,304
Profit on operations involving Parent company shares	-	2,419
Capital grants taken to income	146	201
Extraordinary income	4,375	947
Prior years' profit and income	939	-
Total extraordinary profit and income	5,639	8,871
Net extraordinary expenses	18,785	14,179

The accompanying notes form an integral part of the consolidated annual accounts for 2001.

(1) Nature, Principal Activities and Composition of the Group

Tele Pizza, S.A. (hereinafter the Parent company) was incorporated with limited liability under Spanish law on 15 June 1988. Its registered offices are located in Madrid.

The statutory activity of the Parent company consists of economic studies, sales promotion of all types of products on behalf of third parties, including door-to-door advertising, import and export of all types of products and raw materials, manufacture, distribution and commercialisation of products for human consumption, on behalf of the Company or third parties, and renting of machinery and equipment to third parties. All or part of these activities may be carried out indirectly by the Company either through the ownership of shares or shareholdings in companies with identical or similar activities or by any other manner permitted by Spanish legislation.

The principal activity of Tele Pizza, S.A. and its subsidiaries (hereinafter the Group) consists of the management and operation of food sales outlets and restaurants under the brandnames TelePizza and Pizza World, for consumption at home and on the premises. At 31 December 2001 this activity is carried out through premises owned by the Company and franchises located in Spain, Portugal, Mexico, Poland, Chile, France, the United Kingdom and Morocco. Other activities include the manufacture of cheese-related dairy products.

The franchise activity consists mainly of advising on the management of shops and restaurants owned by third parties that operate under the TelePizza and Pizza World brandnames. The Group receives a percentage of its franchisees' sales (royalty) for these services.

The Group centralises its activity on promotion and advertising activities of all the restaurants and shops operating in Spain under the both brandnames.

The subsidiaries and sub-groups comprising the Tele Pizza Group, the percentage ownership and details of the respective shareholders' equities at 31 December 2001 are included in the accompanying Appendix I, which forms an integral part of this note. None of the subsidiaries are listed on the stock exchange.

At 31 December 2001 the investment in Vending Pizza, S.A. (in liquidation) has not been consolidated and, as a consequence, this company no longer forms part of the consolidated group.

In 2001 the Telepizza Mexico sub-group has entered into a contract to transfer the rights and use of the TelePizza brandname to a new company, in which third parties hold a majority interest. Consequently, at 31 December 2001 most Telepizza Mexico business units are awaiting re-opening which has been planned under a new format.

The directors of the Parent company agreed to cease the activities of the subsidiaries Telepizza UK, Plc. and Telepizza Maroc, S.A. with effect from the beginning 2002.

(2) Basis of Presentation

The directors of the Parent company have prepared these consolidated annual accounts in the format established by prevailing Spanish legislation governing the preparation of consolidated accounts (Royal Decree 1815 of 20 December 1991), from the accounting records of Tele Pizza, S.A. and its subsidiaries to present fairly the consolidated shareholders' equity and financial position of the Group at 31 December 2001 and the results of its operations for the year then ended.

The individual annual accounts for 2001 of the Parent company and its subsidiaries are pending approval by the shareholders at the respective general annual meetings. Nonetheless, the directors of the Parent company consider that the annual accounts for 2001 will be approved without significant changes.

As required by Spanish accounting principles, the consolidated balance sheet and statement of profit and loss for 2001 include comparative figures for the prior year, which formed a part of the 2000 consolidated annual accounts approved by the shareholders of the Parent company at their annual general meeting held on 22 June 2001. To facilitate comparison in the 2000 consolidated statement of profit and loss, Euros 6,687 thousand have been reclassified between net sales and other operating income. As permitted by such principles, the Parent company has opted to omit comparative data for 2000 from the consolidated notes to the accounts for 2001.

At 31 December 2001 the Group has negative working capital which, while being characteristic of the sector, is mainly due to the investments in fixed assets made during the year.

Since the end of 2001 the Parent company and its subsidiaries located in European Monetary Union member states have prepared their accounting records in Euros. Consequently, the comparative figures for 2000 included in the consolidated balance sheet and statement of profit and loss have been converted by applying the fixed exchange rate between the Euro and the Peseta and regulations regarding roundings.

(3) Significant Accounting and Consolidation Principles

The accompanying consolidated annual accounts have been prepared in accordance with the accounting principles established in the Spanish General Chart of Accounts and in Royal Decree 1815 of 20 December 1991, as follows:

(a) Consolidation principles

The most significant consolidation principles applied in accordance with Royal Decree 1815 of 20 December 1991 are as follows:

- The consolidated annual accounts have been obtained through full consolidation of the annual accounts of the subsidiaries in which Tele Pizza, S.A. holds a direct or indirect interest exceeding 50%. Companies in which Tele Pizza, S.A. holds an interest of 50% or less, but does not exercise effective majority control have been consolidated using the equity method.

- All significant balances, transactions and unrealised profits between consolidated companies have been eliminated in the consolidation process, where applicable.

- Accounting and valuation criteria applied by the subsidiaries have been brought into line with those of the Parent company, to present harmonised consolidated annual accounts.

- Positive differences between the net book value of the investments in subsidiaries and the proportional part of their shareholders' equity at the date of first consolidation or on acquisition, if this occurred subsequently, are shown under goodwill on consolidation in the balance sheet, which is amortised on a straight line basis over the twenty-year period estimated by the directors of the Parent company it will provide profits to the Group. Negative differences, similarly determined, are recorded under negative consolidation differences.

- Third party interests in shareholders' equity and results for the year of fully consolidated companies are included under minority interests in the accompanying consolidated balance sheet and under profit attributable to minority interests in the consolidated statement of profit and loss.

- The accounts of consolidated foreign companies have been converted into Euros at the closing rate of exchange method. The accounts of companies in countries with high inflation rates are adjusted for the changes to prices prior to their conversion to Euros, showing the purchasing power of currencies at year end. The difference between shareholders' equity of foreign companies at the historic rate of exchange and following conversion of assets, rights and liabilities at the closing exchange rate has been recorded under conversion differences in consolidated equity.

- The financial and tax year of all Group companies coincide with the calendar year.

(b) Establishment costs

Establishment costs, which comprise those incurred on opening new shops and increasing share capital, are stated at cost less accumulated amortisation calculated on a straight line basis over a period of five years.

(c) Intangible assets

Intangible assets are stated at cost of acquisition or direct cost of production, as appropriate, net of accumulated amortisation as follows:

- Concessions, patents, licences, trademarks and similar items are stated at cost and amortised on a straight line basis over the four-year period in which they are estimated to provide revenues.

- Goodwill arising from acquisitions is stated at cost. Goodwill on merger operations corresponds to the difference between the net book value of the interests held by Tele Pizza, S.A. and the shareholders' equities of the absorbed companies, to the limit of the market value. Goodwill is amortised systematically over the twenty-year period in which it is estimated to provide revenues.

- Charges paid for the award of administrative concessions are amortised on a straight line basis over the period of each concession.

- Software is stated at cost and, once installation has been completed, is amortised on a straight line basis over the four-year period of expected use. Software maintenance costs are expensed when incurred.

- The rights to use and the option to purchase tangible assets contracted through lease financing are recorded at the cash value of the asset at the time of acquisition. These rights are amortised on a straight line basis over the useful lives of the leased assets. The total lease instalments and the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value of the asset, equivalent to the financial cost of the operation, is recorded under deferred expenses and expensed over the term of the contract using a financial method. When the purchase option is exercised, the cost and accumulated depreciation of these goods is transferred to the corresponding tangible asset category.

(d) Tangible assets

Tangible assets are stated at cost, less accumulated depreciation.

Depreciation is provided on a straight line basis over the estimated useful lives of the assets as follows:

Buildings	33
Plant and machinery	6-10
Other fixed assets	
Other installations, equipment and furniture	10
Motor vehicles	2
Information technology equipment	5

Repairs and maintenance costs which do not improve the related assets or extend their useful lives are expensed when incurred.

As contracts for the rental of premises are generally for a period of ten years or more, costs incurred on improvements made and refurbishment are depreciated over the estimated useful lives of the installations.

(e) Investments

Shareholdings in companies consolidated using the equity method are stated at their underlying net book value at the year end.

Provision is generally made for a decline in value of investments where circumstances so dictate. In the case of share capital holdings, provision is made where cost exceeds the underlying net book value, adjusted to take into account any latent unrecorded goodwill at year end.

(f) Own shares

Own shares associated with stock option plans are stated at average weighted cost of acquisition. Provision is made to reflect these shares at market value.

(g) Deferred expenses

Deferred expenses comprise loan arrangement expenses and deferred interest on debts and are expensed over the terms of the corresponding debts using the financial method.

(h) Stocks

Stocks are stated at cost of acquisition or production as follows:

- Raw materials, goods for resale and other materials consumed are stated at average weighted cost of acquisition.
- Finished goods and work in progress are stated at average weighted cost of raw materials and other materials consumed, including the applicable portion of direct and indirect labour costs and other manufacturing overheads.

The Group makes provision for stocks where cost exceeds market value or when circumstances indicate doubtful recovery of such costs.

(i) Debtors

The Group makes provision for doubtful accounts in respect of overdue balances and when circumstances indicate doubtful collection.

(j) Foreign currency transactions

Foreign currency transactions are accounted for in the currency of the country in which the Group company is located, at the rates of exchange prevailing at the transaction date. Exchange gains or losses on settlement of balances are taken to consolidated profit or loss when they arise.

Balances receivable and payable in foreign currency at year end are expressed in the currency of the country in which the Group company is located, at rates of exchange approximating those at 31 December. Unrealised foreign exchange losses, determined for groups of currencies with similar maturity or market trends, are charged to expenses while unrealised exchange gains, similarly determined, are deferred.

The balance sheet and statement of profit and loss of consolidated companies located in foreign countries have been converted to Euros, as indicated in note 3(a).

(k) Current/Long-term

Assets and liabilities are classified as current if maturing within twelve months and long-term if maturing more than twelve months from the consolidated balance sheet date.

(l) Compensation for termination of employment

Except in the case of justifiable cause, companies are liable to pay indemnities to employees whose services are discontinued

In the absence of any foreseeable need for abnormal termination of employees' services and because indemnities are not payable to employees retire or voluntarily leave the Group, indemnity payments, if they arise, are expensed when the decision to terminate employment is taken.

(m) Income taxes

As the group of companies is not subject to the consolidated tax regime, the net income tax expense for 2001 shown in these consolidated annual accounts is derived from aggregation of the income tax expenses (or income, where appropriate) of the Group companies considered on an individual basis.

Income taxes are calculated based on profit reported for accounting purposes, adjusted for permanent differences with fiscal criteria and taking into consideration any applicable credits and deductions. The effects of timing differences, if applicable, are included in deferred tax assets or liabilities.

Tax credits in respect of loss carryforwards are recognised as deferred tax assets when the directors of the Parent company consider their future realisation to be reasonably assured based on estimated profitability on normal business activities. Should this not be the case, tax credits are recognised as a reduction of income tax expense in the year in which the loss is utilised.

(n) Capital grants

Capital grants are initially recorded as deferred income in the accompanying consolidated balance sheet. Income from capital grants is recognised in the consolidated statement of profit and loss on a straight line basis over the useful life of the fixed assets for which the grants have been received.

(4) Establishment Costs

Movement in establishment costs during 2001 is as follows:

	Thousands of Euros
Balance at 1 January	4,936
Additions	451
Disposals	(2,312)
Transfers	95
Amortisation for the year	(716)
Balance at 31 December	2,454

Disposals for the year are mainly derived from the Telepizza Mexico sub-group as a result of the transfer of rights and use of the TelePizza brandname, mentioned in note 1.

(5) Intangible Assets

Details of intangible assets and movement during 2001 are as follows:

	Thousands of Euros						
	Balances at 31.12.00	Additions	Disposals	Transfers	Other movement	Vending Pizza no longer consolidated	Balances at 31.12.01
Cost							
Concessions, patents, licences, trademarks and similar	11,282	148	(196)	(609)	(63)	(6,921)	3,641
Goodwill	15,494	29	(3,389)	840	(6)	-	12,968
Software	3,101	1,306	(7)	(236)	121	-	4,285
Rights over leased assets	5,856	542	-	(823)	(259)	-	5,316
Software in progress	1,299	275	(18)	-	-	-	1,556
	37,032	2,300	(3,610)	(828)	(207)	(6,921)	27,766
Accumulated amortisation							
Concessions, patents, licences, trademarks and similar	(2,533)	(345)	135	(51)	9	-	(2,785)
Goodwill	(681)	(932)	111	(840)	-	-	(2,342)
Software	(1,162)	(719)	2	139	(11)	-	(1,751)
Rights over leased assets	(1,003)	(345)	-	429	100	-	(819)
	(5,379)	(2,341)	248	(323)	98	-	(7,697)
Provisions							
Concessions, patents, licences, trademarks and similar	(6,934)	(1,268)	-	-	-	6,921	(1,281)
	24,719	(1,309)	(3,362)	(1,151)	(109)	-	18,788

Other movement includes the conversion differences arising in 2001 in subsidiaries located in non-EMU countries.

Disposals of goodwill mainly include the effect of the sale of the master franchise of Telepizza France, S.A. (see note 6).

The Group has contracted certain assets through lease financing. Details of these assets and the most significant contracts signed are as follows:

	Thousands of Euros			
	Commercial premises	Machinery	Other intangible assets	Total
Cash value (cost)	3,454	1,763	99	5,316
Total value of purchase options	222	133	2	357
Duration of contracts (in years)	8-10	3-10	3-5	

A summary of the liabilities resulting from these operations at 31 December 2001 is as follows:

	Thousands of Euros
Total liability under the contracts	6,507
Payments made	
In prior years	(3,740)
During the year	(688)
Lease financing creditors	2,079

Details of these liabilities are as follows:

	Thousands of Euros
Long term (note 17)	1,587
Short term (note 18)	492
	2,079

It is Group policy to contract insurance policies to cover any risks that may arise on intangible assets.

(6) Tangible Assets

Details in tangible assets and movement during 2001 are as follows:

	Thousands of Euros						
	Balances at 31.12.00	Additions	Disposals	Transfers	Other movement	Vending Pizza no longer consolidated	Balances at 31.12.01
Cost							
Land and buildings	32,091	3,909	(144)	1,906	70	(661)	37,171
Plant and machinery	115,758	10,429	(11,845)	3,521	3,705	(869)	120,699
Other fixed assets	49,055	15,415	(9,233)	(2,622)	782	(1,800)	51,597
	196,904	29,753	(21,222)	2,805	4,557	(3,330)	209,467
Accumulated depreciation							
Buildings	(3,069)	(1,406)	42	-	(33)	-	(4,466)
Plant and machinery	(36,945)	(9,880)	3,944	(1,466)	(660)	-	(45,007)
Other fixed assets	(22,541)	(6,094)	3,459	(283)	(298)	292	(25,465)
	(62,555)	(17,380)	7,445	(1,749)	(991)	292	(74,938)
Provisions							
Plant and machinery	(1,122)	(589)	-	-	-	678	(1,033)
	133,227	11,784	(13,777)	1,056	3,566	(2,360)	133,496

Other movement includes the conversion differences arising in 2001 in subsidiaries located in non-EMU countries.

Additions mainly reflect the acquisition of land for the construction of a new logistics distribution platform and new Group head offices in San Sebastian de los Reyes (Madrid) which should be completed by September 2002 (see note 26). Additions also include investments in installations and machinery in new shops and as a result of a change in the format of existing shops.

Disposals mainly reflect assets ceded from own shops converted into franchises, including the effect of the sale of the master franchise of Telepizza France, S.A. (see note 5).

Details of fully depreciated assets at 31 December 2001 are as follows:

	Thousands of Euros
Plant and machinery	7,976
Other fixed assets	8,212
	16,188

Investment in tangible assets outside Spain at 31 December 2001 is as follows:

	Thousands of Euros			
	Cost	Accumulated depreciation	Provision	Net value
Land and buildings	15,125	(2,023)	-	13,102
Plant and machinery	31,484	(6,347)	(422)	24,715
Other fixed assets	14,639	(6,798)	(167)	7,674
	61,248	(15,168)	(589)	45,491

Details of capital grants for an investment project in a factory of the Eysal sub-group are as follows:

	Thousands of Euros
Original grants	1,878
Less, recognised income	
In prior years	(618)
During the year	(146)
Cancellations	(319)
	795

The Group considers that the conditions originally established for the concession of these grants are complied with.

It is Group policy to contract insurance policies to cover any risks that may arise on tangible assets.

(7) Investments

Investments at 31 December 2001 and movement during the year are as follows:

	Thousands of Euros			
	Balances at 31.12.00	Additions	Disposals	Balances at 31.12.01
Investments in equity accounted companies	1,197	2,384	(2,528)	1,053
Long-term investments	37	5,589	(33)	5,593
Other loans	2,172	338	(1,210)	1,300
Guarantee deposits	3,038	97	(484)	2,651
Credit for losses to be offset in the long term (note 20)	-	2,696	-	2,696
	6,444	11,104	(4,255)	13,293

Details by company of investments in equity accounted companies are as follows:

	Thousands of Euros				
	Balance at 31.12.00	Share capital increase	Share in 2001 profit/(loss)	Other movement	Balance at 31.12.01
Fasgel, S.A.	305	-	93	(97)	301
A Tu Hora, S.A.	903	2,291	(2,431)	-	763
Velázquez 25, S.A. (in liquidation)	(11)	-	-	-	(11)
	1,197	2,291	(2,338)	(97)	1,053

Long-term investments mainly comprise the investment of the Telepizza Mexico sub-group in new operating companies.

(8) Own Shares

During 2001 the Parent company has maintained 7,775,000 own shares, without movement, in order to comply with the stock option plans for employees of the Company. The total nominal value amounts to Euros 233 thousand, representing 3.48% of the share capital at 31 December 2001. In accordance with article 79.3 of the Spanish Companies Act, the Company has created the corresponding mandatory non-distributable reserve (see note 13(e)).

The Parent company has made provision for the difference between the average acquisition cost of the aforementioned own shares and their listed price on the stock exchange at 31 December 2001. Movement is as follows:

	Thousands of Euros		
	Balances at 31.12.00	Additions	Balances at 31.12.01
Acquisition cost	35,263	-	35,263
Less, provisions	(15,705)	(6,029)	(21,734)
	19,558	(6,029)	13,529

Of the total number of own shares, 5,011,394 shares are assigned to Parent company stock option plans. The remaining 2,763,606 shares will cover new stock option plans, the terms and conditions of which will be proposed, when appropriate, by the board of directors of Tele Pizza, S.A. at the general shareholders meeting. The exercise price of the options will be higher than the net book value of the shares recorded in the balance sheet of the Parent company at 31 December 2001.

(9) Goodwill on Consolidation

Details and movement are as follows:

	Thousands of Euros			
	Balances at 31.12.00	Additions	Other movement	Balances at 31.12.01
Cost				
Eysal Group	7,216	-	(9)	7,207
Mixor, S.A.	6,763	-	(28)	6,735
Fawn, S.A.	6,764	-	-	6,764
Telepizza Insular Group	2,422	-	-	2,422
Sedes, S.A.	2,512	-	-	2,512
Telepizza Granada, S.A.	2,272	-	-	2,272
Telepizza Portugal Group	1,091	-	-	1,091
Others	812	-	(127)	685
	29,852	-	(164)	29,688
Accumulated amortisation				
Eysal Group	(521)	(360)	-	(881)
Mixor, S.A.	(1,409)	(337)	6	(1,740)
Fawn, S.A.	(676)	(338)	(1)	(1,015)
Telepizza Insular Group	(508)	(121)	-	(629)
Sedes, S.A.	(322)	(126)	-	(448)
Telepizza Granada, S.A.	(123)	(114)	-	(237)
Telepizza Portugal Group	(324)	(55)	-	(379)
Others	(254)	(45)	152	(147)
	(4,137)	(1,496)	157	(5,476)
	25,715	(1,496)	(7)	24,212

(10) Stocks

Details at 31 December 2001 are as follows:

	Thousands of Euros
Goods for resale	7,418
Raw materials and other materials consumed	4,719
	12,137

During 2001 the Group has reversed the provision of Euros 434 thousand for obsolescence.

The total cost of materials consumed during 2001 was as follows:

	Thousands of Euros
Purchases	91,462
Change in stocks	1,080
	92,542

It is Group policy to contract insurance policies to cover any risks that may arise on stocks.

(11) Debtors

Details of debtors are as follows:

	Thousands of Euros	
	Long term	Short term
Trade debtors	12,381	23,692
Advances to creditors	-	1,531
Associated companies	-	213
Sundry debtors	-	11,396
Personnel	-	235
Public entities	-	15,039
	12,381	52,106
Less, provision for doubtful debts	-	(3,081)
	12,381	49,025

Long-term debtors mature as follows:

	Thousands of Euros
Two years	3,511
Three years	2,502
Four years	2,502
Five years	2,502
Thereafter	1,364
	12,381

Debtor balances with public entities include the following:

	Thousands of Euros
With tax authorities	
Tax rebate	3,948
VAT	463
Withholdings and payments on account	1,161
Social Security authorities	21
Credit for losses to be offset in the short term (note 20)	9,446
	15,039

Movement in the provision for doubtful debts during 2001 is as follows:

	Thousands of Euros
Balance at 1 January	1,932
Charges	1,675
Reversals	(496)
Cancellations	(30)
Balance at 31 December	3,081

(12) Short-Term Investments

Details of short-term investments at 31 December 2001 are as follows:

	Thousands of Euros
Short-term investments	959
Loans to non-consolidated associated companies	645
Short-term investment securities	2,328
Other loans	301
Short-term guarantee deposits	330
	4,563
Provision for decline in value of investments	(1,100)
	3,463

The Group has classified as short-term certain investments which will be disposed in 2002.

Short-term investment securities mainly comprise investments of the Telepizza Chile sub-group which generate interest at local market rates.

Movement during 2001 in the provision for decline in value of investments is as follows:

	Thousands of Euros
Balance at 1 January	224
Charge	876
Balance at 31 December	1,100

(13) Shareholders' Equity

Details of consolidated shareholders' equity and movement during 2001 are shown in accompanying Appendix II, which forms an integral part of this note.

(a) Share capital

At 31 December 2001 share capital of the Parent company consists of 223,597,400 registered shares of Euros 0.03 par value each, fully subscribed and paid. All shares have the same voting and profit sharing rights, except own shares (see note 8), the voting and profit sharing rights of which are suspended. At 31 December 2001 no shareholder has an interest of over 10% of the share capital.

All shares are quoted on the stock exchange.

(b) Share premium

The share premium is subject to the same restrictions and may be used for the same purposes as the voluntary reserves of the Parent company, including conversion into share capital.

(c) Legal reserve

Companies are obliged to transfer 10% of the profits for the year to a legal reserve until such reserve reaches an amount equal to 20% of the share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital.

(d) Voluntary reserves

Voluntary reserves are freely distributable, except for Euros 9,525 thousand corresponding to establishment costs and goodwill of the Parent company pending amortisation at 31 December 2001.

(e) Reserve for own shares

As required by article 79 of the Spanish Companies Act, the Parent company has provided an amount for own shares in special situations (see note 8). This reserve is not distributable unless the shares are disposed of or redeemed by the Parent company.

(f) Other Parent company reserves

These reserves are generated as a result of consolidation adjustments which affect the Parent company.

(g) Fully consolidated company reserves

Details are as follows:

	Thousands of Euros
Telepizza Insular Group	1,363
Telepizza Chile Group	2,866
Telepizza Portugal Group	3,405
Telepizza Mexico Group	(4,713)
Mixor, S.A.	3,669
Fawn, S.A.	3,087
Sedes, S.A.	2,248
Telepizza France, S.A.	(4,219)
Telepizza UK, Plc	(1,554)
Eysal Group	2,445
Others	779
	9,376

(h) Equity accounted company reserves

Details are as follows:

	Thousands of Euros
Fasgel, S.A.	194
A Tu Hora, S.A.	(397)
	(203)

(i) Conversion differences

Details are as follows:

	Thousands of Euros
Telepizza Chile Group	(296)
Telepizza Poland Sp. Z o.o.	1,004
Telepizza Mexico Group	3,945
Telepizza UK, Plc.	170
Telepizza Maroc, S.A.	10
	4,833

(14) Minority Interests

Details of minority interests and movement during 2001 are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Share in 2001 profit/(loss)	No longer consolidated	Dividends	Balances at 31.12.01
Telepizza Insular Group	2,027	(274)	-	(328)	1,425
Telepizza Chile Group	690	116	-	-	806
Telepizza Algeciras, S.A.	233	64	-	(49)	248
Telepizza Fuenlabrada, S.A	110	29	-	(25)	114
Eysal Group	(64)	1	-	-	(63)
Vending Universe, S.L.	29	-	(29)	-	-
	3,025	(64)	(29)	(402)	2,530

(15) Negative Consolidation Differences

Details at 31 December 2001 are as follows:

	Thousands of Euros
Telepizza Poland Sp. Z o.o.	102
Telepizza Chile Group	306
	408

There has been no movement in this caption during 2001.

(16) Provisions for Liabilities and Charges

Provisions for liabilities and charges mainly comprise the estimated amounts needed to cover contingencies for liabilities that could arise, directly or indirectly, from the Group's activities. Movement in 2001 is as follows:

	Thousands of Euros
Balance at 1 January	5,579
Transfers to short term	86
Reversals	(2,807)
Balance at 31 December	2,858

(17) Long-Term Creditors

Details are as follows:

	Thousands of Euros
Loans	67,098
Other creditors	1,401
	68,499

Details of long-term loans are as follows:

		Thousands of Euros	
Type	Final maturity	Original amount	Balance at 31.12.01
Syndicated loan	20.07.2005	96,162	85,477
Others			1,404
Less, short-term maturities (note 18)			(21,370)
			65,511
Lease finance creditors (note 5)			1,587
			67,098

The syndicated loan bears interest at market rates.

Details of the maturities of the syndicated loan are as follows:

Maturity	Thousands of Euros
One year	21,370
Two years	21,370
Three years	21,369
Four years	21,368
	85,477

Details of other long-term creditors are as follows:

	Thousands of Euros
Deferred tax liability (note 20)	595
Bills payable	280
Deposits received	339
Other creditors	187
	1,401

(18) Short-Term Loans

Details of this caption at 31 December 2001 are as follows:

	Thousands of Euros	
	Limit	Drawn down
Credit facilities	51,383	48,522
Short-term syndicated loan (note 17)		21,370
Accrued interest		558
Other lines of financing		1,774
Lease finance creditors (note 5)		492
		72,716

Credit facilities bear interest at market rates and, maybe extended on maturity if required.

(19) Other Creditors

Details are as follows:

	Thousands of Euros
Public entities	9,900
Salaries payable	2,690
Other debts	1,837
	14,427

Credit balances with public entities are as follows:

	Thousands of Euros
With tax authorities	
Withholdings	1,898
VAT payable	1,802
Social Security	2,127
Deferred tax liabilities (note 20)	1,642
Income tax payable (note 20)	2,431
	9,900

(20) Taxation

As indicated in note 3 (m), Group companies file individual tax returns. The profits generated by each Group company, determined in accordance with prevailing tax legislation in Spain and the country where each foreign subsidiary is located, are subject to tax, which may be reduced by certain credits.

Due to the treatment permitted by fiscal legislation for certain transactions, the consolidated accounting profit differs from the profit for fiscal purposes. A reconciliation of consolidated accounting profit for the year with the taxable income that each Group company expects to declare after approval of the individual annual accounts is as follows:

	Thousands of Euros
Consolidated profit, before tax	5,430
Consolidation adjustments	(13,064)
Combined accounting income, before tax	(7,634)
Permanent differences	
Application of provision for Vending Pizza, S.A.	(14,525)
Provision for own shares of the parent company	6,029
Provision for liabilities and charges	3,898
Other non-deductible expenses	2,921
Aggregated taxable accounting income	(9,311)
Timing differences	
Offset of prior years' loss carryforwards	(14,038)
Other differences	1,763
Aggregated taxable income	(21,586)
Less, aggregated tax loss	30,299
Total aggregated taxable income	8,713
Total income tax	2,933
Deductions and allowances	(502)
Income tax payable (note 19)	2,431

The Group income tax expense and income for the year is calculated as follows:

	Thousands of Euros
Expenses	
Taxable accounting income of companies with taxable income	21,991
Taxable accounting income at tax rate	7,852
Less, deductions	(502)
Income tax expense	7,350
Income	
Taxable accounting income of companies incurring tax losses on recognition tax credit	(20,055)
Taxable income at tax rate and tax income	(6,984)
Net expense	366

The Group has recognised a tax credit of Euros 6,841 thousand for losses incurred during the year. Euros 2,696 thousand have been recorded in the long term and Euros 4,145 thousand have been disclosed under short term, based on the respective periods in which these losses are expected to be offset.

Details of timing differences in the recognition of income and expense for accounting and tax purposes and the corresponding accumulated deferred tax assets and liabilities are as follows:

	Thousands of Euros	
	Timing differences	Tax effect
Deferred tax assets		
Credit for losses available for offset in the long term (note 7)	7,703	2,696
Credit for losses available for offset in the short term (note 11)	26,988	9,446
	34,691	12,142
Deferred tax liabilities (notes 17 and 19)		
Fiscal plan for accelerated depreciation	1,989	696
Fiscal plan reinvestment of capital gains	4,043	1,415
Lease financing operations	360	126
	6,392	2,237

In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the tax authorities or before the inspection period has elapsed. At 31 December 2001 the Spanish Group and other less relevant companies have open to inspection by the tax authorities all applicable taxes corresponding to the last 4 years, except Eysal, which have open to inspection all applicable taxes from 1998 to 2000 (both inclusive).

Based on the tax declarations filed by the Group companies in recent years, and those expected to be declared for 2001, the Group has loss carryforwards of Euros 58,397 thousand to be offset against future profits.

In accordance with the prevailing legislation in each country, if, on application of accounting principles, losses are declared, these may be carried forward to be offset against profits of the subsequent accounting periods, the amount being distributed as considered appropriate. Losses are offset when the tax declarations are filed within the periods established by applicable legislation, without prejudice to the tax authorities' power of inspection.

The Group has credits for investment in fixed assets, job creation, training and derived from export activities amounting to Euros 3,220 thousand, applicable until 2011.

(21) Net Sales

Distribution of net sales by geographical markets is as follows:

	Thousands of Euros
Domestic market	235,082
Exports	93,134
	328,216

(22) Personnel Expenses

Details are as follows:

	Thousands of Euros
Wages and salaries	84,809
Social Security	22,133
Other social charges	3,038
	109,980

The average number of equivalent full time employees, distributed by category, is as follows:

Management	55
Shop managers	555
Other personnel	8,750
	9,360

The average headcount in 2001 for full and part time employees is 17,818.

(23) Consolidated Profit

Details of consolidated profits at 31 December 2001, considering the individual profit/loss of the Group companies and consolidation adjustments, are as follows:

	Thousands of Euros			
	Individual profit/(loss)	Consolidation adjustments	Minority interests (note 14)	Total
Tele Pizza, S.A.	(8,169)	13,314	-	5,145
Fully consolidated companies	169	2,088	64	2,321
Associated companies	-	(2,338)	-	(2,338)
	(8,000)	13,064	64	5,128

(24) Remuneration of and Balances with Directors

During the year ended 31 December 2001 the directors of the Parent company earned remuneration at Group level of Euros 769 thousand in respect of allowances, salaries and other items.

At 31 December 2001 the Group has no advances or loans with directors and has no pensions or insurance premiums commitments with members of the board of directors of the Parent company.

(25) Guarantees to Third Parties and Other Contingent Liabilities

At 31 December 2001 the Group has obtained bank guarantees of approximately Euros 4,003 thousand.

(26) Subsequent Events

On 18 January 2002 the Parent company entered into a contract whereby it undertook to sell the building under construction to which the Parent company, as lessee, will transfer its new headquarters. This contract establishes that the Parent company will be responsible for continuing construction work and will deliver the building on completion.

The directors of the Parent company estimate that no loss will be incurred on the aforementioned sale commitment.

TELE PIZZA, S.A. AND SUBSIDIARIES

Details of Investments in Group Companies

31 December 2001

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

	Registered offices	% direct ownership	Shareholders' equity				
			Capital	Reserves	Result	Interim dividend	Total
Direct investments in fully consolidated companies							
Fawn, S.A. *(1)*	Bilbao	100.00%	331	3,887	1,109	-	5,327
Telepizza Insular Group *(2)*	Las Palmas	51.00%	108	3,363	(716)	(322)	2,433
Telepizza Córdoba, S.A. *(1)*	Madrid	100.00%	123	671	(124)	-	670
Eysal Group *(2)*	Madrid	100.00%	5,128	12,837	7,911	-	25,876
Telepizza Fuenlabrada, S.A. *(3)*	Madrid	70.00%	96	186	96	-	378
Telepizza Algeciras, S.A. *(3)*	Madrid	51.00%	78	297	131	-	506
Mixor, S.A. *(1)*	Madrid	100.00%	3,215	2,158	(1,031)	-	4,342
Circol, S.A. *(4)*	Madrid	100.00%	1,085	238	8	-	1,331
Telepizza Granada, S.A. *(1)*	Madrid	100.00%	108	336	107	-	551
Sedes, S.A. *(1)*	San Sebastián	100.00%	150	2,925	714	-	3,789
Lubasto Holding Group *(4)*	Amsterdam	100.00%	27	1,277	(395)	-	909
Telepizza Maroc, S.A. *(3)*	Casablanca	99.90%	59	(249)	(478)	-	(668)
Telepizza Portugal Group*(2)*	Lisbon	100.00%	1,893	3,608	2,045	-	7,546
Telepizza UK, Plc *(1)*	London	100.00%	2,787	(1,384)	(4,633)	-	(3,230)
Telepizza México Group*(2)*	Fed. dist. of Mexico	100.00%	44,452	(768)	(31)	-	43,653
Telepizza France, S.A. *(1)*	Paris	81.95%	6,484	2,132	(4,540)	-	4,076
Telepizza Chile Group*(2)*	Santiago de Chile	88.00%	3,933	1,683	978	-	6,594
Telepizza Poland Sp. Z o.o. *(1)*	Warsaw	100.00%	8,193	854	(392)	-	8,655
Direct investments in equity accounted companies							
Fasgel, S.A. *(4)*	Santander	25.01%	60	711	371	(192)	950

(1) Audited
(2) Main companies of subgroup audited
(3) Limited review
(4) Unaudited

The shareholders' equities shown in this Appendix have been taken from the annual accounts for 2001 and do not reflect adjustments resulting from the consolidation of companies, the subgroup or the parent company.

Indirect participations have been consolidated using the same full consolidation and equity accounting criteria as for direct investments detailed above.

This appendix forms an integral part of note 1 to the consolidated annual accounts for 2001, in conjunction with which it should be read.

TELE PIZZA, S.A. AND SUBSIDIARIES

Details of Movement in Consolidated Shareholders' Equity
for the year ended
31 December 2001

(Expressed in thousands of Euros)
(Translation from the original in Spanish)

		Parent company reserves												
		Non-distributable reserves				Distributable reserves								
	Share capital	Legal reserve	Own share reserves	Merger reserve	Other Parent company reserves	Share premium	Voluntary reserves	Total Parent company reserves	Reserves in fully consolidated companies	Reserves in equity accounted companies	Conversion differences	Total reserves in consolidated companies	Profit attributable to Parent company	Total
Balance at 31.12.00	6,708	1,290	19,558	13	4,227	11,369	30,990	67,447	6,053	190	2,609	8,852	5,044	88,051
Distribution of 2000 profit														
Parent company reserves	-	-	-	-	11,436	-	6,229	17,665	-	-	-	-	(17,665)	-
Reserves in fully consolidated companies	-	-	-	-	-	-	-	-	(12,324)	-	-	(12,324)	12,324	-
Reserves in equity accounted companies	-	-	-	-	-	-	-	-	-	(297)	-	(297)	297	-
Conversion differences	-	-	-	-	-	-	-	-	-	-	2,671	2,671	-	2,671
Vending Pizza, S.A. no longer consolidated	-	-	-	-	(14,850)	-	-	(14,850)	11,985	-	-	11,985	-	(2,865)
Adjustment to reserve for own shares	-	-	(6,029)	-	-	-	6,029	-	-	-	-	-	-	-
Reclassificiations and other movements	-	-	-	-	(2,987)	-	-	(2,987)	3,662	(96)	(447)	3,119	-	132
Consolidated profit for 2001	-	-	-	-	-	-	-	-	-	-	-	-	5,128	5,128
Balance at 31.12.01	6,708	1,290	13,529	13	(2,174)	11,369	43,248	67,275	9,376	(203)	4,833	14,006	5,128	93,117

This appendix forms an integral part of note 13 to the consolidated annual accounts for 2001, in conjunction with which it should be read.

TELE PIZZA, S.A. AND SUBSIDIARIES

2001 Consolidated Directors' Report

(Translation from the original in Spanish)

1. Company's position and Business performance

In 2001 the TelePizza Group incurred a net consolidated profit of Euros 5.13 million, which is 1.7% up on the Euros 5.04 million obtained in 2000.

This figure has been reduced by extraordinary losses of Euros 18.79 million, primarily to cover the close of Group operations in United Kingdom and Morocco, as well as a provision to cover the decline in value of own shares.

The Group has obtained this profit after generating income of Euros 342.85 million, reflecting a slight drop of 0.73% compared to the Euros 345.36 million achieved in 2000.

Throughout 2001, Tele Pizza has reorganised its international activities, continuing development in Portugal, Poland and Chile, franchising activities in France, redefining its activity in Mexico through a joint venture with the Pollo Campero Group, and commencing operations with this same Group in Central America.

Tele Pizza, S.A. has continued to pursue its development strategy as a franchise business. This year the Group has introduced a new support structure for franchisees, leading to significant improvements in the quality of the advisory services provided, which have been recognised in the award to the Company from the Spanish Association for the Development and Defence of Franchisees (AEDET).

In 2001 Tele Pizza, S.A. began development of a new concept, *La Piazza*, focusing on pizza consumption outside the home and especially for shopping centres.

Plans to expand in towns of less than 30,000 inhabitants have continued with 21 franchises operational at the end of 2001. A further 20 franchises are currently being opened.

Tele Pizza closed 2001 with a total of 867 operational outlets, compared to 848 at the 2000 close.

2. R&D

Research and development policies have continued along the same lines as in prior years.

3. Own shares

At 31 December 2001 the Parent company has 7,775,000 own shares with a total nominal value of Euros 233 thousand, representing 3.48% of share capital. In accordance with article 79.3 of the Spanish Companies Act, Tele Pizza, S.A. has provided for the mandatory non-distributable reserve.

4. Significant subsequent events

On 18 January 2002 the Group has formally undertaken to sell the building under construction to which the Parent company, as lessee, will transfer its new head offices in 2002.

The contract will be executed in public deed once construction of the building has been completed by the Group.

The Consolidated Annual Accounts and the Director's Report , which are included on pages above, were prepared by the Board of Directors of Tele Pizza, S.A., during its meeting held on 21 March 2002. In this same meeting, the Chairman and Secretary of the Board signed the aforementioned pages in representation of the other Board members.

Pedro Ballvé Lantero Chairman	José Carlos Olcese Santonja Vice-Chairman
Aldo Olcese Santonja Board Member	Alfonso Martínez de Irujo Fitz-James Stuart Board Member
Rainiero Vanni D´Archirafi Board Member	Joaquín Cayuela Vergés Board Member
Antonio Catalán Díaz Board Member	Claudio Boada Palleres Board Member
Rafael Hernández García Board Member	Guillermo de la Dehesa Romero Board Member
Fernando Zapater Marques Board Member	Javier Gaspar Pardo de Andrade Non Board Member Secretary